August 24, 2018

Gregory Brown
Chairman and Chief Executive Officer
Motorola Solutions, Inc.
500 W. Monroe Street
Chicago, Illinios 60661

       Re: Motorola Solutions, Inc.
           Form 10-K for the Year Ended December 31, 2017
           Filed: February 16, 2018
           Form 10-Q for the Quarterly Period Ended June 30, 2018
           Filed: August 3, 2018
           File Number: 001-07221

Dear Mr. Brown:

        We have reviewed your filings and have the following comment. Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to the comment, we may have additional comments.

Form 10-Q for the Quarterly Period Ended June 30, 2018

Financial Statements
2. Revenue from Contracts with Customers, page 10

1. For your devices, systems and systems integration solutions, please tell us the extent to which your contracts with customers include an obligation to provide updates to the software embedded in your hardware products. If applicable, please describe for us the terms associated with your obligation to provide updates and tell us how you considered the impact of this obligation on your allocation of transaction price and timing of revenue recognition.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Gregory Brown
Motorola Solutions, Inc.
August 24, 2018
Page 2

        You may contact Joseph M. Kempf, Senior Staff Accountant, at 202-551-3352 or Robert
S. Littlepage, Accountant Branch Chief, at 202-551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Paul Fischer, Staff
Attorney, at 202-551-3415 or Celeste Murphy, Legal Branch Chief, at 202-551-3257 with any other questions.



FirstName LastNameGregory Brown                          Sincerely,
Comapany NameMotorola Solutions, Inc.
                                                         Division of
Corporation Finance
August 24, 2018 Page 2                                   Office of
Telecommunications
FirstName LastName